

July 23, 2010

Binnay Sethi, Chief Executive Officer
Moneylogix Group, Inc.
61 Bowan Court
Toronto, Ontario
Canada M2K 3A7

      Re: **Moneylogix Group, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed July 16, 2010
              File No. 000-30424

Dear Mr. Sethi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   From your Form 8-K filed on July 8, 2010, we note that on June 30, 2010 you issued 83.7% of your outstanding shares to the shareholders of Panacea in exchange for 100% of their outstanding shares. We also note that this transaction resulted in a change of control and the appointment of new directors. Please tell us your basis for not seeking shareholder approval for this transaction.

2.   Please tell us your basis for not registering the issuance of the 74.8 million shares to Panacea shareholders under the Securities Act of 1933.

Binnay Sethi
Moneylogix Group, Inc.
July 23, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Lewis at (202) 551-3722 or me at (202) 551-3386 with any questions regarding this letter or related matters.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Gregg Jaclin
      via facsimile (732) 577-1188